FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, August 23, 2005 Series 2005-IM1

333-125164

____
Name of Person Filing the Document
(If Other than the Registrant)


05064816

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________

Name: Michael Schloessmann

Title: Vice President

Dated: August 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$897,285,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-IM1


Countrywide

HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date Prepared: July 22, 2005*

$897,285,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-IM1

Class [(1)]	Principal Balance [(2)]	WAL (Years) Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(4)]	Last Scheduled Distribution Date	Certificate Type
A-1	$289,028,000	0.79 / 0.79	1 - 17 / 1 – 17	AAA/Aaa	Jun 2024	Floating Rate Senior
A-2	399,838,000	2.26 / 2.26	17 - 57 / 17 – 57	AAA/Aaa	Aug 2034	Floating Rate Super Senior
A-2M	44,426,000	2.26 / 2.26	17 - 57 / 17 – 57	AAA/Aaa	Aug 2034	Floating Rate Senior Support
A-3	41,279,000	4.89 / 6.80	57 - 59 / 57 – 149	AAA/Aaa	Nov 2035	Floating Rate Super Senior
A-3M	4,587,000	4.89 / 6.80	57 - 59 / 57 – 149	AAA/Aaa	Nov 2035	Floating Rate Senior Support
A-4	30,000,000	4.89 / 6.80	57 - 59 / 57 – 149	AAA/Aaa	Nov 2035	Floating Rate Super Senior
A-4M	3,333,000	4.89 / 6.80	57 - 59 / 57 – 149	AAA/Aaa	Nov 2035	Floating Rate Senior Support
A-IO	897,285,000	0.53 / 0.53	1 - 9 / 1 – 9	AAA/Aaa	NA	Interest Only NAS
M-1	30,059,000	3.99 / 4.34	42 - 59 / 42 – 105	AA+/Aa1	Sep 2035	Floating Rate Mezzanine
M-2	13,459,000	3.84 / 4.15	40 - 59 / 40 – 94	AA/Aa2	Aug 2035	Floating Rate Mezzanine
M-3	8,524,000	3.78 / 4.05	40 - 59 / 40 – 87	AA-/Aa3	Jul 2035	Floating Rate Mezzanine
M-4	6,729,000	3.73 / 3.97	39 - 59 / 39 – 81	A+/A1	Jun 2035	Floating Rate Mezzanine
M-5	7,178,000	3.71 / 3.88	38 - 59 / 38 – 76	A/A2	Apr 2035	Floating Rate Mezzanine
M-6	5,383,000	3.68 / 3.76	38 - 59 / 38 – 68	A-/A3	Feb 2035	Floating Rate Mezzanine
M-7	5,832,000	3.59 / 3.59	37 - 59 / 37 – 61	BBB+/Baa1	Oct 2034	Floating Rate Mezzanine
B	7,630,000	3.17 / 3.17	37 - 49 / 37 - 49	BBB-/Baa3	Mar 2034	Floating Rate Subordinate
Total:	**$897,285,000** [(6)]					

(1) *The margins on the Class A Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Mark Goldenberg, Standard & Poors, 212.438.1641 and Eric Fellows, Moody's Ratings, 415.274.1728.*
(5) *Notional Balance.*
(6) *Excludes the Class A-IO Certificates Notional Balance.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-IM1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Originators: Impac Mortgage Holdings, Inc.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1, Class A-2, Class A-2M, Class A-3, Class A-3M, Class A-4 and Class A-4M Certificates (collectively, the "***Class A Certificates***"), (ii) the Class A-IO Certificates and (iii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Class A, Class A-IO and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of August 1, 2005.
Cut-off Date:	As to any Mortgage Loan, the later of August 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [22], 2005.
Expected Closing Date:	August [30], 2005.
Expected Settlement Date:	August [30], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). With respect to the Class A-IO Certificates and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Class A-1, Class A-2, Class A-2M, Class A-3, Class A-3M, Class A-4, Class A-4M, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Pool as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Adjustable Rate Mortgage Loans
100% PPC, which assumes 2% CPR in month 1, an additional 1/11th of 28% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 24, increasing to and remaining constant at 65% CPR from month 25 until month 31, decreasing 1/4th of 30% CPR for each month thereafter, decreasing to 35% CPR in month 35 and remaining constant at 35% CPR from month 35 and thereafter.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $897,285,216, all of which were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories, (the ***"Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate for each class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans (ii) the rates set forth below (the "***Class A-IO Interest Rate***"):

Period	Notional Balance ($)	Rate (%)
1	897,285,000	0.80%
2	822,028,601	0.80%
3	753,083,594	0.80%
4	689,920,745	0.80%
5	632,055,619	0.80%
6	579,043,610	0.80%
7	530,477,517	0.80%
8	485,984,504	0.80%
9	445,222,999	0.80%

Premium Rate: As of the Statistical Pool Calculation Date, approximately 3.89% of the Mortgage Loans are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all the Mortgage Loans. The Premium Rate of the Statistical Pool is approximately 1.311%.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) with respect to only those loans covered under the lender-paid mortgage insurance policies, as described above, the Premium Rate and (c) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap: The *"**Net Rate Cap**"* is generally equal to (i) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, minus (ii) the product of (a) the Pass-Through Rate on the Class A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and any remaining Excess Cashflow as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract: The Trust will include payments from a one-month LIBOR corridor contract (***the "Corridor Contract"***) for the benefit of the Class A Certificates and Subordinate Certificates. On the Closing Date, the notional amount of the Corridor Contract will equal approximately $897,285,000, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the related Certificates the related Net Rate Carryover, *pro rata*, first based on certificate principal balances thereof and second based on remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the related Net Rate Carryover on the related Certificates on such Distribution Date will be distributed instead to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
A	AAA/Aaa	9.80%	19.60%
M-1	AA+/Aa1	6.45%	12.90%
M-2	AA/Aa2	4.95%	9.90%
M-3	AA-/Aa3	4.00%	8.00%
M-4	A+/A1	3.25%	6.50%
M-5	A/A2	2.45%	4.90%
M-6	A-/A3	1.85%	3.70%
M-7	BBB+/Baa1	1.20%	2.40%
B	BBB-/Baa3	0.35%	0.70%

(1) Initial overcollateralization at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Class A Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any. The Class A-2M Certificates will provide additional credit support for the Class A-2 Certificates, the Class A-3M Certificates will provide additional credit support for the Class A-3 Certificates and the Class A-4M Certificates will provide additional credit support for the Class A-4 Certificates.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will be the same as the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. Beginning in March 2006; and if the Overcollateralization is thereafter reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: From the Closing Date through the Distribution Date in February 2006; 0%. For each Distribution Date thereafter; prior to the Stepdown Date, 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 0.70% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.35% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the prior Distribution Date.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD]% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of realized losses on the Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to September 2008, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to September 2009, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to September 2010, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Class A-4 and Class A-4M Certificates Sequential Trigger Event: A Class A-4 and Class A-4M Sequential Trigger Event will be in effect for any Distribution Date (a) prior to the 37th Distribution Date if the aggregate amount of realized losses on the Mortgage Loans divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [TBD]%, or (b) on or after the 37th Distribution Date, if a Trigger Event is in effect.

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in September 2008.

b. the first Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is less than or equal to 80.40% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans (after collections on the lender-paid mortgage insurance policy) not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero.

In addition, if the aggregate certificate principal balance of the Subordinate Certificates is reduced to zero as a result of the allocation of realized losses, the pro rata share of any additional realized losses allocable to: (i) the Class A-1 Certificates will be allocated to the Class A-1 Certificates, (ii) the Class A-2 and Class A-2M Certificates will be allocated to the Class A-2M Certificates, (iii) the Class A-3 and Class A-3M Certificates will be allocated to the Class A-3M Certificates and (iv) the Class A-4 and Class A-4M Certificates will be allocated to the Class A-4M Certificates, in each case until the certificate principal balance thereof is reduced to zero. Further, if (i) the certificate principal balance of the Class A-2M Certificates is reduced to zero as a result of the allocation of realized losses, the pro rata share of any additional realized losses allocable to the Class A-2 Certificates will be allocated to the Class A-2 Certificates, (ii) the certificate principal balance of the Class A-3M Certificates is reduced to zero as a result of the allocation of realized losses, the pro rata share of any additional realized losses allocable to the Class A-3 Certificates will be allocated to the Class A-3 Certificates, in each case until the certificate principal balance thereof is reduced to zero and (iii) the certificate principal balance of the Class A-4M Certificates is reduced to zero as a result of the allocation of realized losses, the pro rata share of any additional realized losses allocable to the Class A-4 Certificates will be allocated to the Class A-4 Certificates, in each case until the certificate principal balance thereof is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) first, current and unpaid interest, to the Class A and Class A-IO Certificates, *pro rata* based on their entitlement, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially to (i) the Class A Certificates (as described below under "Class A Principal Distributions"), then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Excess Cashflow, sequentially, as follows: as principal to the Class A Certificates and Subordinate Certificates to restore or maintain Overcollateralization, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay any unpaid realized loss amounts on the Class A Certificates, *pro rata*, based on the unpaid realized loss amount for such class of certificates;
5) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
6) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above);
7) To the Non-Offered Certificates, any remaining amounts as described in the pooling and servicing agreement.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds will be paid to the Class A Certificates as described below under "Class A Principal Distributions", provided, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Class A Certificates (as described below under "Class A Principal Distributions"), such that the unpaid principal balance of the Class A Certificates in the aggregate will have 19.60% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 12.90% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.90% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.00% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.50% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 4.90% subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.70% subordination, (vii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 2.40% subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 0.70% subordination.

Class A Principal Distributions: Principal will be distributed to the Class A Certificates sequentially:

(1) to the Class A-1 Certificates, until the certificate principal balance thereof is reduced to zero,

(2) to the Class A-2 and Class A-2M Certificates, pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero,

(3) pro rata (based on (x) the aggregate certificate principal balance of the Class A-3 and Class A-3M Certificates in the case of clause (a) below and (y) the aggregate certificate principal balance of the Class A-4 and Class A-4M Certificates in the case of clause (b) below):

(a) to the Class A-3 and Class A-3M Certificates, pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero,

(b) to the Class A-4 and Class A-4M Certificates, pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Class A-4 and Class A-4M Sequential Trigger Event is in effect, then principal will be distributed to the Class A-4 and Class A-4M Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class A-1 (To Call)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	12.45	0.94	0.79	0.69	0.59
MDUR (yr)	9.80	0.92	0.78	0.68	0.58
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Dec23	May07	Jan07	Oct06	Aug06

Class A-1 (To Maturity)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	12.45	0.94	0.79	0.69	0.59
MDUR (yr)	9.80	0.92	0.78	0.68	0.58
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Dec23	May07	Jan07	Oct06	Aug06

Class A-2 (To Call)

Margin 0.28%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	23.82	2.95	2.26	1.88	1.61
MDUR (yr)	15.63	2.76	2.15	1.81	1.55
First Prin Pay	Dec23	May07	Jan07	Oct06	Aug06
Last Prin Pay	Feb34	Dec11	May10	Feb08	Aug07

Class A-2 (To Maturity)

Margin 0.28%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	23.82	2.95	2.26	1.88	1.61
MDUR (yr)	15.63	2.76	2.15	1.81	1.55
First Prin Pay	Dec23	May07	Jan07	Oct06	Aug06
Last Prin Pay	Feb34	Dec11	May10	Feb08	Aug07

(1) See definition of Pricing Prepayment Speed above.

Class A-2M (To Call)

Margin 0.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	23.82	2.95	2.26	1.88	1.61
MDUR (yr)	15.52	2.75	2.15	1.81	1.55
First Prin Pay	Dec23	May07	Jan07	Oct06	Aug06
Last Prin Pay	Feb34	Dec11	May10	Feb08	Aug07

Class A-2M (To Maturity)

Margin 0.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	23.82	2.95	2.26	1.88	1.61
MDUR (yr)	15.52	2.75	2.15	1.81	1.55
First Prin Pay	Dec23	May07	Jan07	Oct06	Aug06
Last Prin Pay	Feb34	Dec11	May10	Feb08	Aug07

Class A-3 (To Call)

Margin 0.40%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	40	40	40	40	40
WAL (yr)	28.64	6.64	4.89	3.10	2.10
MDUR (yr)	17.24	5.83	4.44	2.91	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class A-3 (To Maturity)

Margin 0.40%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	40	49	50	50	40
WAL (yr)	29.16	9.03	6.80	4.36	2.10
MDUR (yr)	17.41	7.52	5.91	3.94	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	May35	Sep21	Jan18	Mar15	Nov07

Class A-3M (To Call)

Margin	0.47%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	47	47	47	47	47
WAL (yr)	28.64	6.64	4.89	3.10	2.10
MDUR (yr)	17.09	5.82	4.43	2.90	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class A-3M (To Maturity)

Margin	0.47%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	47	57	59	59	47
WAL (yr)	29.16	9.03	6.80	4.36	2.10
MDUR (yr)	17.26	7.50	5.89	3.93	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	May35	Sep21	Jan18	Mar15	Nov07

Class A-4 (To Call)

Margin	0.38%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	38	38	38	38	38
WAL (yr)	28.64	6.64	4.89	3.10	2.10
MDUR (yr)	17.28	5.84	4.44	2.91	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class A-4 (To Maturity)

Margin	0.38%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	38	47	47	48	38
WAL (yr)	29.16	9.03	6.80	4.36	2.10
MDUR (yr)	17.45	7.53	5.91	3.94	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	May35	Sep21	Jan18	Mar15	Nov07

Class A-4M (To Call)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	28.64	6.64	4.89	3.10	2.10
MDUR (yr)	17.03	5.81	4.43	2.90	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class A-4M (To Maturity)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	61	62	63	50
WAL (yr)	29.16	9.03	6.80	4.36	2.10
MDUR (yr)	17.20	7.49	5.88	3.92	2.01
First Prin Pay	Feb34	Dec11	May10	Feb08	Aug07
Last Prin Pay	May35	Sep21	Jan18	Mar15	Nov07

Class A-IO (To Call)

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.36269	4.25	4.25	4.25	4.25	4.25
MDUR (yr)	0.35	0.35	0.35	0.35	0.35

Class A-IO (To Maturity)

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.36269	4.25	4.25	4.25	4.25	4.25
MDUR (yr)	0.35	0.35	0.35	0.35	0.35

Class M-1 (To Call)

Margin 0.47%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	47	47	47	47
WAL (yr)	26.37	4.55	3.99	3.57	2.15
MDUR (yr)	16.30	4.12	3.67	3.32	2.06
First Prin Pay	Feb28	Nov08	Feb09	Mar09	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-1 (To Maturity)

Margin 0.47%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	49	49	52	52
WAL (yr)	26.48	4.99	4.34	4.55	2.84
MDUR (yr)	16.33	4.44	3.95	4.14	2.66
First Prin Pay	Feb28	Nov08	Feb09	Aug09	Nov07
Last Prin Pay	Mar35	Mar17	May14	May12	Apr11

Class M-2 (To Call)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	26.37	4.51	3.84	3.57	2.15
MDUR (yr)	16.24	4.08	3.55	3.31	2.06
First Prin Pay	Feb28	Nov08	Dec08	Mar09	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-2 (To Maturity)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	53	59
WAL (yr)	26.47	4.90	4.15	4.01	3.42
MDUR (yr)	16.28	4.37	3.79	3.69	3.18
First Prin Pay	Feb28	Nov08	Dec08	Apr09	Jul08
Last Prin Pay	Feb35	Jan16	Jun13	Aug11	Sep09

Class M-3 (To Call)

Margin 0.53%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	26.37	4.48	3.78	3.56	2.15
MDUR (yr)	16.19	4.05	3.48	3.31	2.05
First Prin Pay	Feb28	Oct08	Dec08	Feb09	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-3 (To Maturity)

Margin 0.53%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	53	55	55	55	58
WAL (yr)	26.46	4.82	4.05	3.81	2.73
MDUR (yr)	16.22	4.31	3.70	3.51	2.57
First Prin Pay	Feb28	Oct08	Dec08	Feb09	Mar08
Last Prin Pay	Jan35	Apr15	Nov12	Feb11	Jul08

Class M-4 (To Call)

Margin 0.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.37	4.48	3.73	3.48	2.15
MDUR (yr)	15.97	4.04	3.44	3.23	2.05
First Prin Pay	Feb28	Oct08	Nov08	Jan09	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-4 (To Maturity)

Margin 0.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	67	67	67	69
WAL (yr)	26.45	4.77	3.97	3.67	2.50
MDUR (yr)	15.99	4.25	3.62	3.39	2.37
First Prin Pay	Feb28	Oct08	Nov08	Jan09	Jan08
Last Prin Pay	Dec34	Aug14	May12	Sep10	Mar08

Class M-5 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.37	4.47	3.71	3.40	2.15
MDUR (yr)	15.88	4.03	3.41	3.16	2.05
First Prin Pay	Feb28	Sep08	Oct08	Dec08	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-5 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	71	71	71	74
WAL (yr)	26.44	4.69	3.88	3.54	2.40
MDUR (yr)	15.90	4.19	3.55	3.28	2.28
First Prin Pay	Feb28	Sep08	Oct08	Dec08	Jan08
Last Prin Pay	Oct34	Jan14	Dec11	May10	Jan08

Class M-6 (To Call)

Margin	0.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	80	80	80	80	80
WAL (yr)	26.37	4.45	3.68	3.33	2.15
MDUR (yr)	15.70	4.00	3.38	3.09	2.05
First Prin Pay	Feb28	Sep08	Oct08	Nov08	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-6 (To Maturity)

Margin	0.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	80	81	81	81	83
WAL (yr)	26.40	4.55	3.76	3.40	2.35
MDUR (yr)	15.71	4.07	3.44	3.15	2.22
First Prin Pay	Feb28	Sep08	Oct08	Nov08	Dec07
Last Prin Pay	Aug34	Mar13	Apr11	Nov09	Jan08

Class M-7 (To Call)

Margin	1.25%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	125	125	125	125	125
WAL (yr)	26.31	4.34	3.59	3.22	2.15
MDUR (yr)	14.91	3.87	3.27	2.97	2.03
First Prin Pay	Feb28	Sep08	Sep08	Oct08	Oct07
Last Prin Pay	Apr34	Apr12	Jul10	Mar09	Oct07

Class M-7 (To Maturity)

Margin 1.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	125	125	125	129
WAL (yr)	26.31	4.34	3.59	3.23	2.32
MDUR (yr)	14.91	3.87	3.27	2.97	2.18
First Prin Pay	Feb28	Sep08	Sep08	Oct08	Dec07
Last Prin Pay	Apr34	May12	Sep10	May09	Dec07

Class B (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	25.47	3.62	3.17	3.09	2.15
MDUR (yr)	13.55	3.24	2.88	2.82	2.01
First Prin Pay	Feb28	Sep08	Sep08	Sep08	Oct07
Last Prin Pay	Sep33	Feb11	Sep09	Oct08	Oct07

Class B (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	200	200	200	207
WAL (yr)	25.47	3.62	3.17	3.09	2.32
MDUR (yr)	13.55	3.24	2.88	2.82	2.15
First Prin Pay	Feb28	Sep08	Sep08	Sep08	Dec07
Last Prin Pay	Sep33	Feb11	Sep09	Oct08	Dec07

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	897,285,000	5.08923%	8.00000%	41	175,523,028	6.90899%	6.97747%
2	890,148,985	4.40504%	8.00000%	42	169,318,887	6.91395%	6.98229%
3	880,987,934	4.30008%	8.00000%	43	163,333,933	7.71403%	7.71403%
4	869,805,760	4.53111%	7.99380%	44	157,560,423	6.92448%	6.99133%
5	856,620,071	4.48586%	7.99400%				
6	841,461,019	4.52425%	7.99401%				
7	824,380,367	5.10075%	7.99337%				
8	805,439,134	4.59427%	7.99857%				
9	784,686,507	4.79690%	8.00155%				
10	762,417,569	5.13229%	7.99743%				
11	739,984,127	5.50152%	7.99756%				
12	718,211,365	5.31450%	8.00421%				
13	697,079,854	5.31527%	8.00498%				
14	676,570,629	5.50993%	8.00597%				
15	656,665,293	5.31689%	8.00633%				
16	637,349,651	5.51398%	7.98187%				
17	618,605,385	5.33478%	7.92368%				
18	600,414,775	5.33568%	7.92459%				
19	582,663,294	5.96162%	7.91771%				
20	565,401,255	5.33875%	7.92588%				
21	548,629,920	5.61403%	7.92328%				
22	530,046,346	6.24179%	7.58476%				
23	496,152,418	6.66832%	7.30503%				
24	454,570,773	6.44108%	7.33142%				
25	416,466,135	6.44549%	8.33575%				
26	381,570,330	6.68243%	8.31809%				
27	349,616,334	6.46644%	8.33155%				
28	320,357,601	6.75761%	7.98641%				
29	293,910,244	6.55208%	7.87522%				
30	272,320,833	6.56008%	7.88255%				
31	255,975,657	7.05695%	7.81112%				
32	243,572,615	6.57541%	7.89258%				
33	234,085,573	6.83272%	7.81560%				
34	225,810,594	6.76252%	7.31431%				
35	217,828,293	7.12796%	7.12796%				
36	210,128,241	6.88587%	7.00316%				
37	202,700,243	6.89003%	7.50600%				
38	195,534,692	7.14079%	7.44296%				
39	188,622,318	6.89910%	7.47964%				
40	181,954,422	7.15101%	7.15101%				

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		3,440	
Total Outstanding Balance		$897,285,216	
Average Loan Balance		$260,839	$39,825 to $1,975,341
WA Mortgage Rate		6.079%	4.250% to 10.250%
Net WAC		5.644%	3.596% to 9.866%
ARM Characteristics			
WA Gross Margin		3.749%	0.250% to 8.990%
WA Months to First Roll		28	1 to 116
WA First Periodic Cap		2.978%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.156%	1.000% to 6.000%
WA Lifetime Cap		12.011%	9.625% to 19.865%
WA Lifetime Floor		3.989%	2.250% to 9.990%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	318 to 360
WA LTV		75.53%	11.61% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA Effective LTV (Post MI)		74.15%	
WA FICO		695	
WA DTI%		39.27%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		73.58%	
Prepay Moves Exempted	Soft	8.80%	
	Hard	64.78%	
	No Prepay	26.42%	

Top 5 States:		Top 5 Prop:		Top 5 Docs:		Purpose Codes		Occ Codes		Orig PP Term	
CA	55.00%	SFR	61.74%	STATED	63.82%	PUR	63.62%	OO	77.14%	0	26.42%
FL	11.07%	PUD	17.83%	FULL	26.54%	RCO	27.84%	INV	19.13%	6	0.89%
NV	3.91%	CND	10.58%	SISA	5.40%	RNC	8.54%	2H	3.73%	7	0.04%
AZ	3.77%	2 FAM	3.89%	NINA	3.66%					12	26.53%
VA	2.51%	4 FAM	2.59%	SINA	0.55%					24	33.04%
										36	9.76%
										42	0.01%
										60	3.31%



ARM $897,285,216

Detailed Report

Program								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$6,174,586	25	0.69	$246,983	6.269	354.62	684	76.8
30Y LIB6M - IO - 120	$4,832,350	18	0.54	$268,464	6.701	357.03	737	77.1
30Y LIB6M - IO - 60	$78,820,960	229	8.78	$344,196	5.803	357.56	702	75.3
30Y LIB12M	$2,627,652	11	0.29	$238,877	6.099	357.41	642	75.9
30Y LIB12M - IO - 12	$365,000	1	0.04	$365,000	4.500	356.00	738	76.9
30Y LIB12M - IO - 120	$75,000	1	0.01	$75,000	7.500	357.00	700	75.0
30Y LIB12M - IO - 60	$64,127,234	182	7.15	$352,347	5.649	357.46	696	76.0
2/28 LIB6M	$61,823,752	352	6.89	$175,636	6.460	356.70	686	77.3
2/28 LIB6M - IO - 120	$10,717,115	36	1.19	$297,698	7.149	356.89	696	79.1
2/28 LIB6M - IO - 24	$1,027,150	3	0.11	$342,383	6.863	357.89	637	75.5
2/28 LIB6M - IO - 60	$367,372,484	1,518	40.94	$242,011	6.188	357.03	683	76.8
3/27 LIB6M	$7,617,909	39	0.85	$195,331	6.360	356.73	682	75.8
3/1 LIB12M	$1,194,692	6	0.13	$199,115	5.498	356.00	731	75.7
3/1 LIB12M - IO - 36	$11,729,915	46	1.31	$254,998	6.221	356.63	709	78.6
3/27 LIB6M - IO - 120	$23,287,461	55	2.60	$423,408	6.076	357.18	720	76.0
3/27 LIB6M - IO - 36	$4,723,572	18	0.53	$262,421	6.037	356.25	725	79.6
3/27 LIB6M - IO - 60	$80,604,714	304	8.98	$265,147	6.051	357.44	707	73.2
5/1 LIB12M	$4,591,918	19	0.51	$241,680	5.826	355.94	716	74.4
5/25 LIB6M	$20,419,975	85	2.28	$240,235	6.025	356.86	702	73.2
5/25 LIB6M - IO - 120	$3,466,327	7	0.39	$495,190	6.290	357.11	727	78.2
5/25 LIB6M - IO - 60	$112,170,582	384	12.50	$292,111	5.904	357.26	711	72.5
5/1 LIB12M - IO - 60	$12,692,105	52	1.41	$244,079	5.894	356.21	705	76.0
5/1 CMT1Y - IO - 60	$2,046,212	7	0.23	$292,316	5.279	355.67	709	67.0
7/23 LIB6M	$1,231,648	3	0.14	$410,549	5.956	357.30	745	77.9
7/23 LIB6M - IO - 120	$911,500	2	0.10	$455,750	5.858	357.43	689	75.7
7/23 LIB6M - IO - 60	$7,804,235	22	0.87	$354,738	5.567	357.60	730	60.8
7/23 LIB6M - IO - 84	$920,500	2	0.10	$460,250	5.519	356.43	788	64.5
7/1 LIB12M - IO - 84	$633,750	1	0.07	$633,750	5.625	356.00	737	75.0
10/20 LIB6M - IO - 120	$3,274,919	12	0.36	$272,910	5.889	355.62	749	76.3
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Original Term								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$897,285,216	3,440	100.00	$260,839	6.079	357.10	695	75.5
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

ARM $897,285,216

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$134,561	3	0.01	$44,854	6.199	356.35	737	65.3
$50,000.01 - $75,000.00	$2,920,905	44	0.33	$66,384	6.689	356.98	704	72.0
$75,000.01 - $100,000.00	$18,975,461	212	2.11	$89,507	6.369	356.79	692	75.2
$100,000.01 - $150,000.00	$80,494,256	642	8.97	$125,380	6.257	356.72	686	76.9
$150,000.01 - $200,000.00	$103,987,641	597	11.59	$174,184	6.209	356.77	685	76.2
$200,000.01 - $250,000.00	$109,896,617	491	12.25	$223,822	6.188	356.83	688	75.9
$250,000.01 - $300,000.00	$107,594,525	389	11.99	$276,593	6.125	357.11	690	75.9
$300,000.01 - $350,000.00	$98,311,824	302	10.96	$325,536	6.000	357.11	699	76.8
$350,000.01 - $400,000.00	$86,023,128	229	9.59	$375,647	6.011	357.18	694	76.4
$400,000.01 - $450,000.00	$64,680,191	152	7.21	$425,528	6.136	357.28	700	76.7
$450,000.01 - $500,000.00	$54,768,985	115	6.10	$476,252	6.010	357.26	705	74.7
$500,000.01 - $550,000.00	$37,742,803	72	4.21	$524,206	5.966	357.50	710	75.0
$550,000.01 - $600,000.00	$32,878,999	57	3.66	$576,825	5.964	357.31	696	74.0
$600,000.01 - $650,000.00	$36,456,752	58	4.06	$628,565	5.806	357.55	711	72.6
$650,000.01 - $700,000.00	$19,099,939	28	2.13	$682,141	5.931	357.46	707	71.5
$700,000.01 - $750,000.00	$17,563,619	24	1.96	$731,817	5.704	357.50	700	72.9
$750,000.01 - $800,000.00	$1,529,200	2	0.17	$764,600	6.000	358.00	713	75.0
$800,000.01 - $850,000.00	$3,279,282	4	0.37	$819,820	5.501	357.01	728	61.4
$850,000.01 - $900,000.00	$4,385,250	5	0.49	$877,050	5.778	358.00	701	75.0
> $900,000.00	$16,561,276	14	1.85	$1,182,948	5.611	357.82	728	67.3
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,975,268	10	0.22	$197,527	6.395	357.37	683	78.8
Arizona	$33,867,238	189	3.77	$179,192	6.246	356.78	684	77.6
Arkansas	$76,577	1	0.01	$76,577	6.500	354.00	700	79.4
California	$493,467,935	1,404	55.00	$351,473	5.913	357.35	702	74.3
Colorado	$10,616,747	56	1.18	$189,585	6.183	356.82	684	76.9
Connecticut	$3,170,393	17	0.35	$186,494	6.371	356.29	691	77.5
Delaware	$609,526	4	0.07	$152,382	6.523	356.94	684	77.6
Florida	$99,367,321	483	11.07	$205,729	6.254	357.27	695	75.8
Georgia	$12,381,431	75	1.38	$165,086	6.225	356.25	692	79.7
Hawaii	$5,262,850	13	0.59	$404,835	6.014	357.56	692	73.6
Idaho	$509,469	4	0.06	$127,367	5.896	356.42	742	70.1
Illinois	$21,611,790	113	2.41	$191,255	6.439	356.85	687	78.1
Indiana	$1,658,400	14	0.18	$118,457	6.319	356.64	689	81.6
Iowa	$885,824	8	0.10	$110,728	6.462	357.00	675	80.4
Kansas	$113,400	1	0.01	$113,400	6.820	357.00	651	84.0
Kentucky	$461,886	5	0.05	$92,377	6.640	356.58	664	80.5
Louisiana	$379,675	4	0.04	$94,919	6.381	357.00	671	78.2

ARM $897,285,216

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Maine	$532,597	3	0.06	$177,532	6.938	357.28	655	72.9
Maryland	$20,852,750	83	2.32	$251,238	6.242	356.70	674	76.3
Massachusetts	$10,847,611	41	1.21	$264,576	6.249	356.29	696	77.8
Michigan	$5,916,580	38	0.66	$155,699	6.464	355.66	666	79.0
Minnesota	$19,887,863	112	2.22	$177,570	6.274	356.53	676	78.7
Mississippi	$1,416,745	7	0.16	$202,392	6.056	356.92	706	76.1
Missouri	$6,555,380	42	0.73	$156,080	6.176	356.57	692	79.1
Nebraska	$81,427	1	0.01	$81,427	8.140	357.00	690	62.8
Nevada	$35,064,204	144	3.91	$243,501	6.202	356.66	692	76.0
New Hampshire	$1,902,375	9	0.21	$211,375	6.234	356.41	711	78.6
New Jersey	$16,644,728	60	1.86	$277,412	6.641	356.68	679	73.6
New Mexico	$134,827	1	0.02	$134,827	6.440	357.00	684	80.0
New York	$8,778,579	26	0.98	$337,638	6.243	356.92	700	72.3
North Carolina	$5,954,746	41	0.66	$145,238	6.510	355.55	671	79.2
North Dakota	$96,000	1	0.01	$96,000	6.640	357.00	617	76.8
Ohio	$6,506,151	53	0.73	$122,758	6.155	356.57	665	80.6
Oklahoma	$96,000	1	0.01	$96,000	6.390	357.00	748	78.7
Oregon	$8,263,452	50	0.92	$165,269	6.190	356.67	676	78.0
Pennsylvania	$3,683,579	22	0.41	$167,435	6.223	356.74	689	79.8
Rhode Island	$2,777,493	13	0.31	$213,653	6.269	356.61	674	81.6
South Carolina	$2,357,442	12	0.26	$196,453	6.321	356.07	688	78.0
South Dakota	$217,696	2	0.02	$108,848	6.082	357.00	726	80.0
Tennessee	$1,496,470	14	0.17	$106,891	6.133	356.62	680	77.7
Texas	$3,886,475	30	0.43	$129,549	6.667	356.96	683	78.7
Utah	$4,046,092	27	0.45	$149,855	6.181	356.97	689	77.4
Virginia	$22,481,276	87	2.51	$258,405	6.441	356.76	680	78.0
Washington	$18,577,995	102	2.07	$182,137	6.118	356.44	686	78.5
Wisconsin	$1,616,861	15	0.18	$107,791	6.083	356.68	685	76.1
Wyoming	$196,094	2	0.02	$98,047	6.751	357.00	717	86.7
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$14,023,770	54	1.56	$259,699	5.636	357.23	718	41.8
50.01 - 55.00	$9,378,497	26	1.05	$360,711	5.420	357.26	709	53.3
55.01 - 60.00	$15,195,324	56	1.69	$271,345	5.733	357.29	699	58.0
60.01 - 65.00	$27,183,415	77	3.03	$353,031	5.645	357.34	706	63.8
65.01 - 70.00	$250,910,517	914	27.96	$274,519	5.824	357.27	706	69.7
70.01 - 75.00	$55,930,736	176	6.23	$317,788	6.019	357.28	700	74.1
75.01 - 80.00	$465,752,979	1,889	51.91	$246,561	6.209	357.07	689	79.7
80.01 - 85.00	$9,588,266	40	1.07	$239,707	6.373	355.57	677	84.2

ARM $897,285,216

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
85.01 - 90.00	$38,268,574	156	4.26	$245,311	6.616	356.31	678	89.6
90.01 - 95.00	$9,642,494	45	1.07	$214,278	7.333	356.28	693	94.9
95.01 - 100.00	$1,410,644	7	0.16	$201,521	6.467	356.65	703	99.7
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$2,758,323	7	0.31	$394,046	4.459	357.00	735	69.7
4.501 - 5.000	$34,823,294	88	3.88	$395,719	4.899	356.88	738	68.0
5.001 - 5.500	$140,629,946	459	15.67	$306,383	5.352	357.11	716	71.8
5.501 - 6.000	$320,508,584	1,161	35.72	$276,063	5.827	357.19	698	74.7
6.001 - 6.500	$219,177,083	940	24.43	$233,167	6.300	357.07	688	77.4
6.501 - 7.000	$117,211,276	506	13.06	$231,643	6.779	357.11	677	78.2
7.001 - 7.500	$36,061,543	165	4.02	$218,555	7.294	356.80	672	79.8
7.501 - 8.000	$16,280,559	70	1.81	$232,579	7.768	356.69	678	82.7
8.001 - 8.500	$3,998,535	20	0.45	$199,927	8.277	357.45	669	80.1
8.501 - 9.000	$2,447,983	11	0.27	$222,544	8.785	356.57	660	84.7
9.001 - 9.500	$1,803,923	5	0.20	$360,785	9.187	357.18	676	85.7
9.501 - 10.000	$1,344,568	7	0.15	$192,081	9.748	357.21	614	85.5
10.001 - 10.500	$239,600	1	0.03	$239,600	10.250	357.00	715	94.1
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$553,964,871	2,188	61.74	$253,183	6.064	357.02	692	75.8
PUD	$160,007,866	545	17.83	$293,592	6.060	357.15	698	75.2
CND	$94,933,620	429	10.58	$221,290	6.072	357.25	702	76.8
2 FAM	$34,946,099	123	3.89	$284,115	6.327	357.40	700	74.9
4 FAM	$23,268,457	61	2.59	$381,450	6.122	357.38	715	70.6
3 FAM	$14,590,643	43	1.63	$339,317	6.255	357.02	708	72.8
CNDP	$13,476,010	41	1.50	$328,683	6.033	357.38	715	71.9
TWN	$2,097,650	10	0.23	$209,765	6.248	357.26	686	73.3
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

ARM $897,285,216

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$570,858,003	2,217	63.62	$257,491	6.105	357.17	701	76.8
RCO	$249,775,305	892	27.84	$280,017	6.076	357.03	686	72.8
RNC	$76,651,908	331	8.54	$231,577	5.898	356.77	687	75.0
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$692,205,539	2,602	77.14	$266,028	6.069	357.01	690	76.3
INV	$171,637,798	713	19.13	$240,726	6.102	357.43	714	72.5
2H	$33,441,879	125	3.73	$267,535	6.176	357.23	714	74.4
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$897,285,216	3,440	100.00	$260,839	6.079	357.10	695	75.5
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$572,676,647	1,921	63.82	$298,114	6.084	357.36	701	74.9
FULL	$238,100,737	1,161	26.54	$205,082	5.930	356.61	685	76.8
SISA	$48,414,060	207	5.40	$233,884	6.432	356.43	688	77.8
NINA	$32,866,068	136	3.66	$241,662	6.549	356.88	692	76.1
SINA	$4,911,987	13	0.55	$377,845	6.026	358.45	673	65.1
NO RATIO	$315,717	2	0.04	$157,858	6.569	358.48	704	80.0
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

ARM $897,285,216

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$2,727,024	10	0.30	$272,702	6.354	357.62		72.3
801 - 820	$8,257,744	31	0.92	$266,379	5.773	357.19	808	72.6
781 - 800	$33,165,309	108	3.70	$307,086	5.769	357.19	790	72.0
761 - 780	$59,126,267	195	6.59	$303,212	5.733	357.37	769	72.3
741 - 760	$70,030,187	252	7.80	$277,898	5.916	357.25	751	73.9
721 - 740	$88,798,426	299	9.90	$296,985	5.813	357.11	731	74.8
701 - 720	$110,474,636	405	12.31	$272,777	5.970	357.24	710	75.8
681 - 700	$152,420,342	613	16.99	$248,647	6.062	357.16	690	76.5
661 - 680	$143,482,584	592	15.99	$242,369	6.218	357.01	670	76.6
641 - 660	$129,198,040	511	14.40	$252,834	6.300	356.93	650	76.0
621 - 640	$81,200,461	331	9.05	$245,319	6.375	356.93	632	76.8
601 - 620	$16,578,787	83	1.85	$199,744	6.553	356.86	613	76.9
581 - 600	$1,546,989	8	0.17	$193,374	6.628	352.66	599	75.9
521 - 540	$187,228	1	0.02	$187,228	9.625	357.00	525	75.0
501 - 520	$91,194	1	0.01	$91,194	9.750	358.00	502	70.0
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$237,088,953	879	26.42	$269,726	6.192	356.87	703	75.8
6	$7,944,096	24	0.89	$331,004	6.323	357.40	680	72.5
7	$399,999	1	0.04	$399,999	5.875	358.00	706	80.0
12	$238,029,334	745	26.53	$319,502	5.853	357.51	702	74.1
24	$296,470,816	1,335	33.04	$222,076	6.192	356.90	682	77.3
36	$87,553,018	355	9.76	$246,628	6.074	357.09	698	74.1
42	$106,650	1	0.01	$106,650	7.250	356.00	666	79.0
60	$29,692,350	100	3.31	$296,924	5.813	357.56	710	72.3
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

ARM $897,285,216

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$90,044,071	273	10.04	$329,832	5.883	357.23	703	75.5
7 - 12	9	$67,194,886	195	7.49	$344,589	5.662	357.45	694	76.0
13 - 18	17	$5,208,011	19	0.58	$274,106	6.239	352.62	681	81.7
19 - 24	21	$435,516,315	1,889	48.54	$230,554	6.252	357.05	684	76.8
25 - 31	30	$3,440,175	13	0.38	$264,629	5.906	354.13	697	82.1
32 - 37	33	$125,718,088	455	14.01	$276,303	6.088	357.30	709	74.4
>= 38	60	$170,163,671	596	18.96	$285,510	5.897	357.05	712	72.5
		$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$348,000	1	0.04	$348,000	6.790	357.00	674	79.3
2.001 - 2.500	$98,320,980	347	10.96	$283,346	5.966	356.58	719	76.9
2.501 - 3.000	$118,236,055	398	13.18	$297,076	5.848	356.98	732	71.7
3.001 - 3.500	$282,994,974	987	31.54	$286,722	6.075	357.55	701	74.2
3.501 - 4.000	$184,525,921	619	20.56	$298,103	5.957	357.43	680	74.4
4.001 - 4.500	$17,655,513	82	1.97	$215,311	5.601	356.58	680	78.7
4.501 - 5.000	$66,960,900	321	7.46	$208,601	6.149	356.51	673	79.7
5.001 - 5.500	$55,066,347	294	6.14	$187,301	6.256	356.55	667	79.6
5.501 - 6.000	$43,825,255	237	4.88	$184,917	6.587	356.47	665	80.1
6.001 - 6.500	$18,904,814	97	2.11	$194,895	6.957	356.37	661	80.4
6.501 - 7.000	$6,598,361	36	0.74	$183,288	7.395	356.41	667	83.5
7.001 - 7.500	$2,695,050	15	0.30	$179,670	7.802	357.08	674	77.9
7.501 - 8.000	$220,690	2	0.02	$110,345	8.468	356.57	706	87.9
8.001 - 8.500	$550,198	2	0.06	$275,099	9.249	357.17	611	90.9
8.501 - 9.000	$382,157	2	0.04	$191,079	9.872	357.49	638	92.4
3.749	**$897,285,216**	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$2,678,751	5	0.30	$535,750	4.900	355.03	742	68.2
10.001 - 10.500	$10,649,053	31	1.19	$343,518	5.122	356.20	734	70.3
10.501 - 11.000	$51,194,468	158	5.71	$324,016	5.275	356.70	728	70.8
11.001 - 11.500	$161,500,400	570	18.00	$283,334	5.535	357.03	713	73.3
11.501 - 12.000	$307,923,528	1,116	34.32	$275,917	5.843	357.27	697	74.8
12.001 - 12.500	$190,249,490	809	21.20	$235,166	6.290	357.17	686	77.0
12.501 - 13.000	$110,435,996	472	12.31	$233,975	6.775	357.08	676	78.1
13.001 - 13.500	$35,337,885	160	3.94	$220,862	7.292	357.00	672	79.7

ARM $897,285,216

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.501 - 14.000	$16,705,909	72	1.86	$232,027	7.753	356.32	677	82.7
14.001 - 14.500	$3,965,549	20	0.44	$198,277	8.255	357.45	671	82.1
14.501 - 15.000	$2,372,153	10	0.26	$237,215	8.780	356.59	660	84.4
15.001 - 15.500	$1,953,634	6	0.22	$325,606	9.115	357.17	673	81.1
15.501 - 16.000	$1,750,003	8	0.20	$218,750	8.752	357.06	650	85.4
16.001 - 16.500	$239,600	1	0.03	$239,600	10.250	357.00	715	94.1
16.501 - 17.000	$91,194	1	0.01	$91,194	9.750	358.00	502	70.0
> 19.500	$237,600	1	0.03	$237,600	6.875	358.00	624	80.0
12.011	**$897,285,216**	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$89,560,771	270	9.98	$331,707	5.885	357.33	703	75.5
1.500	$116,725	1	0.01	$116,725	7.500	357.00	667	80.0
2.000	$80,593,745	245	8.98	$328,954	5.721	357.26	698	76.3
3.000	$625,277,148	2,543	69.69	$245,882	6.158	357.12	692	75.2
4.000	$1,128,817	4	0.13	$282,204	5.880	357.45	661	80.0
5.000	$62,427,339	251	6.96	$248,714	6.067	356.25	709	77.3
6.000	$38,180,671	126	4.26	$303,021	6.026	357.17	709	76.9
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$758,766,484	3,000	84.56	$252,922	6.122	357.11	694	75.4
1.500	$433,461	4	0.05	$108,365	8.486	357.04	622	61.8
2.000	$137,757,972	435	15.35	$316,685	5.838	357.05	705	76.2
6.000	$327,300	1	0.04	$327,300	4.750	356.00	780	76.0
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$211,146,073	725	23.53	$291,236	5.876	356.79	726	74.0
3.001 - 4.000	$466,678,560	1,601	52.01	$291,492	6.025	357.50	693	74.2
4.001 - 5.000	$8,395,282	33	0.94	$254,402	6.656	356.20	680	80.5
5.001 - 6.000	$87,036,772	433	9.70	$201,009	5.826	356.45	672	79.1

ARM $897,285,216

Detailed Report

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$96,971,679	522	10.81	$185,770	6.505	356.54	666	79.7
7.001 - 8.000	$21,677,157	104	2.42	$208,434	7.437	356.76	676	82.2
8.001 - 9.000	$3,166,612	15	0.35	$211,107	8.403	357.30	665	79.0
9.001 - 10.000	$2,213,080	7	0.25	$316,154	9.367	357.08	667	85.3
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
09/05	$148,211	1	0.02	$148,211	5.000	355.00	689	70.0
10/05	$8,369,874	23	0.93	$363,908	5.727	355.35	712	73.1
11/05	$31,752,694	105	3.54	$302,407	6.004	357.00	705	75.3
12/05	$42,791,642	125	4.77	$342,333	5.801	357.91	703	75.7
01/06	$6,567,750	17	0.73	$386,338	6.011	358.68	686	78.4
02/06	$413,900	2	0.05	$206,950	6.396	320.87	624	81.8
04/06	$2,377,046	9	0.26	$264,116	5.748	356.00	695	74.1
05/06	$32,445,158	100	3.62	$324,452	5.680	357.00	696	75.1
06/06	$32,024,682	85	3.57	$376,761	5.630	358.00	692	76.9
07/06	$348,000	1	0.04	$348,000	6.375	359.00	684	80.0
10/06	$926,800	3	0.10	$308,933	6.576	350.00	721	83.1
11/06	$341,500	2	0.04	$170,750	5.453	351.00	691	73.7
12/06	$108,662	1	0.01	$108,662	6.000	352.00	629	70.0
01/07	$2,229,867	7	0.25	$318,552	6.557	353.00	665	86.0
02/07	$1,601,181	6	0.18	$266,864	5.786	354.00	681	77.3
03/07	$15,258,226	82	1.70	$186,076	6.262	355.16	670	79.4
04/07	$103,378,982	544	11.52	$190,035	6.138	356.08	674	78.6
05/07	$185,372,535	801	20.66	$231,426	6.321	357.00	683	76.5
06/07	$118,091,437	414	13.16	$285,245	6.246	358.00	694	75.6
07/07	$13,226,133	47	1.47	$281,407	6.214	359.00	696	76.0
08/07	$189,000	1	0.02	$189,000	5.875	360.00	654	68.7
12/07	$778,000	2	0.09	$389,000	5.247	352.00	721	77.8
01/08	$326,120	1	0.04	$326,120	4.625	353.00	732	80.0
03/08	$2,414,194	11	0.27	$219,472	6.327	355.03	685	83.7
04/08	$22,604,943	102	2.52	$221,617	6.046	356.02	706	75.8
05/08	$49,553,690	181	5.52	$273,777	6.222	357.00	708	74.7
06/08	$46,929,588	155	5.23	$302,772	6.007	358.00	709	72.8
07/08	$6,551,728	16	0.73	$409,483	5.804	359.00	729	78.4
11/09	$172,643	1	0.02	$172,643	6.375	351.00	706	90.0
01/10	$233,250	1	0.03	$233,250	5.875	353.00	665	75.0
02/10	$576,577	3	0.06	$192,192	5.832	354.00	750	82.9
03/10	$2,148,865	10	0.24	$214,886	6.138	355.00	710	84.0
04/10	$51,226,588	213	5.71	$240,500	5.972	356.00	707	75.3





ARM $897,285,216

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/10	$42,134,817	147	4.70	$286,631	5.874	357.00	709	72.7
06/10	$49,566,970	150	5.52	$330,446	5.911	358.00	713	70.9
07/10	$9,327,410	29	1.04	$321,635	5.787	359.00	716	69.7
04/12	$2,042,506	4	0.23	$510,627	5.409	356.00	743	65.6
05/12	$3,698,617	11	0.41	$336,238	5.564	357.00	723	69.0
06/12	$5,200,510	14	0.58	$371,465	5.793	358.00	733	64.3
07/12	$560,000	1	0.06	$560,000	5.375	359.00	772	40.0
01/15	$224,799	1	0.03	$224,799	5.875	353.00	692	70.3
03/15	$584,186	2	0.07	$292,093	5.936	355.00	811	66.9
04/15	$2,465,934	9	0.27	$273,993	5.879	356.00	740	79.1
	$897,285,216	**3,440**	**100.00**	**$260,839**	**6.079**	**357.10**	**695**	**75.5**